CODE OF ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES

I. Introduction and Purpose

This Code of Ethics for Directors, Officers and Employees (hereinafter referred to as the “Code”) is hereby implemented to maintain for the benefit of THE AMERICAN ENERGY GROUP, LTD. (hereinafter referred to as the “Company”) applicable standards of business conduct and to ensure compliance with all legal requirements, specifically, but not limited to, Section 406 of the Sarbanes-Oxley Act of 2002 and SEC rules promulgated thereunder.

In addition to securing compliance with legal requirements, the purpose of the Code is to deter wrongdoing and promote ethical conduct, and full, fair, accurate, timely, and understandable disclosure of financial information in the periodic reports of the Company. The matters covered in this Code are of the utmost importance to the Company, our stockholders and our business partners, and are essential to our ability to conduct our business in accordance with our stated values.

Directors and Officers hold an important and elevated role in corporate governance and are uniquely capable and empowered to ensure that stockholders' interests are appropriately balanced, protected and preserved. Accordingly, this Code provides principles to which financial executives are expected to adhere and advocate. This Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the company, the public and others.

II.  Application

This Code is applicable to the following persons (hereinafter referred to as the “Officers”):

1.	The Company’s Directors;

2.	The Company’s Officers;

3.	The Company’s Employees

III.  Code of Ethics:

Each Director, Officer and Employee shall adhere to and advocate the following principles and responsibilities governing professional and ethical conduct:

1.	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.
Provide information that is full, fair, accurate, complete, objective, relevant, timely, and understandable to the Company’s Board of Directors, the Securities and Exchange Commission, the Company’s stockholders, and the public.

3.	Comply with applicable governmental laws, rules, and regulations.

4.	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing your independent judgment to be subordinated.

5.
Take all reasonable measures to protect the confidentiality of non-public information about the Company acquired in the course of your work except when authorized or otherwise legally obligated to disclose such information and to not use such confidential information for personal advantage.

6.	Assure responsible use of and control over all assets and resources employed or entrusted to you.

7.	Promptly report to the Chairman of the Board of Directors:

a.	any information you may have regarding any violation of this Code;

b.
any actual or apparent conflict of interest between personal and/or professional relationships involving management or any other employee with a role in financial reporting disclosures or internal controls;

c.	any information you might have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and its operations;

d.	significant deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize or report financial data; or

e.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

IV.  Reporting Procedure, Process and Accountability

As discussed above, Officers shall promptly report any violation of this Code to the Chairman of the Company’s Board.

Reports of violations under this Code received by the Chairman of the Board of Directors shall be investigated by the Audit Committee. If the Audit Committee finds a violation of this Code, it shall refer the matter to the full Board of Directors. If an Audit Committee is not then formed or active, then the matter shall be referred to the full Board of Directors.

In the event of a finding that a violation of this Code has occurred, appropriate action shall be taken that is reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code, and may include written notices to the individual involved of the determination that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits, and up to and including, if appropriate, termination of the individual's employment. In determining what action is appropriate in a particular case, the Board of Directors (or the independent directors of the Board as the case may be) shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individuals in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

V.  Anonymous Reporting

Any violation of this Code and any violation by the Company or its directors or officers of the securities laws, rules, or regulations, or other laws, rules, or regulations applicable to the Company may be reported to the Chairman of the Board of Directors anonymously.

VI.  No Retaliation

It is against the Company’s policy to retaliate in any way against an Officer for good faith reporting of violations of this Code.

VII. Waiver and Amendment

The Company is committed to continuously reviewing and updating its policies and procedures. Therefore, this Code is subject to modification. Any amendment or waiver of any provision of this Code must be approved in writing by the Company’s Board of Directors and promptly disclosed pursuant to applicable laws and regulations.

VIII. Acknowledgment Of Receipt Of Code Of Ethics
For Directors, Officers and Employees

I have received and read the Company's Code of Ethics (the “Code”). I understand the standards and policies contained in the Code and understand that there may be additional policies or laws applicable to my job. I agree to comply with the Code in all respects.

If I have questions concerning the meaning or application of the Code, any Company policies, or the legal and regulatory requirements applicable to my job, I know that I can consult with the Chairman of the Board of Directors, knowing that my questions or reports will remain confidential to the fullest extent possible.

I understand that my agreement to comply with this Code does not constitute a contract of employment.

Name

Signature

Date

Please sign and return this form to the Company’s Chairman of the Board of Directors.